NEW CENTURY PORTFOLIOS
40 William Street
Suite 100
Wellesley, MA  02481


March 1, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:   New Century Portfolios
      SEC File Nos. 33-24041/811-5646

Ladies and Gentlemen:

On behalf of New Century Portfolios (the "Trust"), we hereby respectfully request that the effective date of Post-Effective Amendment Nos. 22 ("PEA No. 22") and 23 ("PEA No. 23") to the Trust's Registration Statement on Form N-1A, each be accelerated to Tuesday, March 1, 2005 pursuant to Rule 461 under the Securities Act of 1933, as amended. PEA No. 22 was filed with the U.S. Securities and Exchange Commission on January 3, 2005. PEA No. 23 was filed with the U.S. Securities and Exchange Commission on March 1, 2005.

                      Very truly yours,

NEW CENTURY PORTFOLIOS        WESTON SECURITIES CORPORATION
 (the Registrant)              (the Principal Underwriter for the Registrant's
                               Shares of Beneficial Interest)


/s/  Wayne M. Grzecki         /s/  I. Richard Horowitz
---------------------         ------------------------
Name:  Wayne M. Grzecki       Name:  I. Richard Horowitz
Title: President              Title: President



cc:   Steven M. Felsenstein
      Terrance James Reilly
      Christian T. Sandoe